**Sonasoft Corp.**
**2150 Trade Zone Blvd, Suite 203**
**San Jose, CA 95131**

July 17, 2013

Kathleen Collins
Staff Attorney
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:     Sonasoft Corporation
        Amendment No. 5 to Offering Statement on Form 1-A
        Filed June 3, 2013
        File No. 024-10327

Dear Ms. Collins:

We hereby submit the responses of Sonasoft Corporation (the "Company") to the comments of the staff of the Division of Corporation Finance (the "Staff") contained in your letter, dated June 21, 2013, to Nand Khanna of the Company in regard to the above-referenced filing.

For convenience, each staff comment contained in your letter is numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company. References herein to page numbers are to the page numbers in Amendment No. 6 to the Form 1-A ("Amendment No. 5"), filed with the Securities and Exchange Commission on June 3, 2013. Unless the context indicates otherwise, references in this letter to "we," "us" and "our" refer to the Company. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Amendment No. 6, as amended by the amendment(s).

Notes to Financial Statements

General

1.  As indicated in each of our prior comment letters, you should replace all references to pre-codification literature throughout the filing with the appropriate codification reference. For example, we note that you continue to refer to SFAS 128 on page F-5 and SOP 97-2 and EITF 96-18 on page F-6. Revise the filing to correct all such references and please note that the examples provided herein are not intended to be all-inclusive.

    **Company Response:** We have revised to change all references to pre-codification literature to the appropriate codification reference.

Note 1. Summary of Significant Accounting Policies and Organization

(G) Revenue Recognition, page F-6

2. We note your response to prior comment 6 and have the following additional comments:

- As previously requested, tell us what percentage of the contract price you defer for maintenance when a customer purchases two or three years of maintenance with their initial license. For example, tell us whether you defer 15% times three years as your up-front fee for maintenance under the three-year arrangement (or 17.5% times two years for the two-year arrangements) or explain further how you bill and account for maintenance in these arrangements;

**Company Response:** We have added the percentages of the contract price we deferred when a customer purchases two or three years of maintenance with their initial license and explained further how we bill and account for maintenance in these arrangements by expanding the Revenue Recognition section in Note 1 (G).

- Based on the information provided in your response to comment 19 in your April 23, 2 0 1 3 letter, it appears that you use the residual method pursuant to the guidance in ASC 985-605-25-10 to account for your multiple-element arrangements. Please confirm or explain further how you allocate the arrangement fee amongst the various elements (i.e., software, installation and maintenance)

**Company Response:** We have explained how we allocate the arrangement fee amongst the various elements in our expansion of the revenue recognition note in 1 (G).

- You state that, to date, your experience has been that over 90% of the one-year maintenance contracts are renewed for another year. Tell us what percentage of your two-year and three-year customers actually renewed their maintenance contracts at the percentage rates disclosed in your response; and

**Company Response:** We have revised the note to indicate how many two-year and three-year contracts were active and include an overall renewal rate of "better than 90%" for all contracts. We note that it is customary for customers to renew a two-year and three-year for only one year upon initial expiration. We have also included information on how many contracts were signed in 2012 and the terms of these contracts.

- Revise your disclosures in Note 1(G) to discuss your accounting for multiple-element arrangements. Specifically, you should disclose whether you apply the residual method to these arrangements and if so, how you determine VSOE of fair value for the undelivered element (e.g. maintenance contracts). To the extent you are not applying the residual method, revise to describe how you determine VSOE of fair value for each element in the arrangement.

**Company Response:** We have revised Note 1(G) to discuss our accounting for multiple-element arrangements. We have disclosed that we use the residual method and how we determine VSOE for the undelivered element.

3. We note your response to prior comment 7; however, it remains unclear why liabilities that will not be recognized within the next twelve months are classified as current liabilities. In your response to comment 20 in your April 23, 2013 letter, you indicated that maintenance contracts are billed at the beginning of the term and recognized over the term of the

arrangement in equal monthly installments. So, for example, if you enter into a three-year maintenance contract and bill the entire amount up-front, a portion of the revenue will be recognized during the next twelve months while a portion will be recognized beyond that point. As such, the only amount of deferred revenue that should be included in current liabilities is the portion that will be recognized in the next twelve months following the balance sheet date. All other amounts should be classified as non- current liabilities. Please revise your financial statements accordingly.

**Company Response:** We have revised the financial statements to classify current liabilities as those obligations due in 12-month period from balance sheet date. Liabilities due greater than 12 months from balance sheet date have been classified as long term liabilities.

## Note 7. Commitments and Contingencies, page F-11

4. As previously requested in our prior comment 8, please revise Note 7(B) to disclose the amount of accrued liability applicable to the product development agreement at December 31, 2012 and March 31, 2013. Also, please confirm that the revisions made to Note 7(C) correctly reflect the amount of accrued liability for the royalty agreement at March 31, 2013. In this regard, the amount currently disclosed ($226,431) equals the accrued balance at December 31, 2011 as you indicted in your prior response. Please confirm that you have provided the correct balance at March 31, 2013 and also revise to include the amount accrued at December 31, 2012 for the royalty agreement.

**Company Response:** We have revised note 7(B) to disclose the amount of accrued liability applicable to the product development agreement at December 31, 2012 and March 31, 2013. We confirm that the $226,431 is a correct balance of the accrued liability at December 31, 2011 and March 31, 2013. The liability of $230,766 as of December 31, 2012 for the royalty agreement has been included.

## Note 9. Convertible Note Payable – Related Party, page F-12

5. We note the revisions made to your disclosures in Note 9 in response to our prior comment 9, however, it remains unclear which of the notes, if any, is convertible. Please clarify and revise your disclosures accordingly. To the extent that none of the notes are convertible, then consider removing "convertible" from the title of this footnote.

**Company Response:** We removed "convertible" from the heading of this footnote as all convertible features have expired.

6. Please further revise your disclosures in Note 9 to provide the balance at December 31, and March 31, 2013 separately for each note and ensure that the amounts provided agree to the amounts included in your balance sheet. Also, as previously requested, revise your balance sheet to classify any notes that have passed their maturity date as current liability. In this regard, at a minimum all of the notes payable, with the exception of the amount payable to EMI Property Management should be classified as a current liability at December 31, 2012 and March 31, 2013.

**Company Response:** We have revised Note 9 to provide the balance on each individual note and that they agree to the balance sheet. All notes other than the EMI Property

Management note were reclassified as current liabilities.

The Company acknowledges that:

- the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

- and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Sonasoft Corporation

By:

Nand (Andy) Khanna

President and Chief Executive Officer